OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Momenta Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
60877T100

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

Schedule 13G

Item 1(a).	Name of Issuer: Momenta Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 675 West Kendall Street, Cambridge, MA 02142

Item 2(a).	Name of Person Filing:

Atlas Venture Fund V, L.P. (“Atlas V”), Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V”), Atlas Venture Fund VI, L.P. (“Atlas VI”), Atlas Venture Fund VI GmbH & Co. KG (“Atlas VI GmbH”), Atlas Venture Entrepreneurs’ Fund VI, L.P. (“AVE VI”), Atlas Venture Associates V, L.P. (“AVA V LP”), Atlas Venture Associates VI, L.P. (“AVA VI LP”), Atlas Venture Associates V, Inc. (“AVA V Inc.”), Atlas Venture Associates VI, Inc. (“AVA VI Inc.”), Axel Bichara (“Bichara”), Jean-Francois Formela (“Formela”) and Christopher Spray (“Spray”). Atlas V, AVE V, Atlas VI, Atlas VI GmbH and AVE VI are referred to individually herein as a “Fund” and collectively as the “Funds”. The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons”.

AVA V Inc. is the sole general partner of AVA V LP. AVA V LP is the sole general partner of Atlas V and AVE V. Messrs. Bichara, Formela and Spray are directors of AVA V Inc.

AVA VI Inc. is the sole general partner of AVA VI LP. AVA VI LP is the sole general partner of Atlas VI and AVE VI and the managing limited partner of Atlas VI GmbH. Messrs. Bichara, Formela and Spray are directors of AVA VI Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The principal business office of each of the Filing Persons is:
890 Winter Street, Suite 320
Waltham, MA 02451

Item 2(c).	Citizenship: Atlas V, AVE V, Atlas VI, AVE VI, AVA V LP and AVA VI LP is each a limited partnership formed under the laws of the State of Delaware. AVA V Inc. and AVA VI Inc. is each a corporation formed under the laws of the State of Delaware. Atlas VI GmbH is a limited partnership formed under the laws of Germany. Mr. Bichara is a citizen of Germany. Mr. Formela is a citizen of France. Mr. Spray is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 60877T100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Page 2 of 8 pages

Not Applicable.

Item 4.	Ownership. Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class. Each Filing Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Momenta Pharmaceuticals, Inc.
All other items reported on the Schedule 13G dated as of February 1, 2008 and filed on behalf of the Filing Persons with respect to the Common Stock of Momenta Pharmaceuticals, Inc. remain unchanged.

Page 3 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P. Atlas Venture Entrepreneurs’ Fund V, L.P. By: Atlas Venture Associates V, L.P. their general partner By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, L.P. By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, Inc.

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Page 4 of 8 pages

Atlas Venture Fund VI, L.P. Atlas Venture Entrepreneurs’ Fund VI, L.P. By: Atlas Venture Associates VI, L.P. their general partner By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Fund VI GmbH & Co. KG By: Atlas Venture Associates VI, L.P. its managing limited partner By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, L.P. By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, Inc.

By:	*
Name:	Kristen Laguerre
Title:	Vice President

* By:	/s/ Kristen Laguerre By Kristen Laguerre in her individual capacity and as Attorney-in-Fact

Page 5 of 8 pages

Exhibit 1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Momenta Pharmaceuticals, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated: February 13, 2009

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P. Atlas Venture Entrepreneurs’ Fund V, L.P. By: Atlas Venture Associates V, L.P. their general partner By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, L.P. By: Atlas Venture Associates V, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates V, Inc.

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Page 6 of 8 pages

Atlas Venture Fund VI, L.P. Atlas Venture Entrepreneurs’ Fund VI, L.P. By: Atlas Venture Associates VI, L.P. their general partner By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Fund VI GmbH & Co. KG By: Atlas Venture Associates VI, L.P. its managing limited partner By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, L.P. By: Atlas Venture Associates VI, Inc. its general partner

By:	*
Name:	Kristen Laguerre
Title:	Vice President

Atlas Venture Associates VI, Inc.

By:	*
Name:	Kristen Laguerre
Title:	Vice President

* By:	/s/ Kristen Laguerre By Kristen Laguerre in her individual capacity and as Attorney-in-Fact

Page 7 of 8 pages

Exhibit 2
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Kristen Laguerre and Frank Castellucci his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund IV, L.P., Atlas Venture Entrepreneurs’ Fund IV, L.P., Atlas Venture Associates IV, L.P., Atlas Venture Associates IV, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Atlas Venture Fund VI , L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., Atlas Venture Fund VI GmbH & Co., KG, Atlas Venture Associates VI, L.P., Atlas Venture Associates VI, Inc., Atlas Venture Fund VII, L.P., Atlas Venture Associates VII, L.P., Atlas Venture Associates VII, Inc., Atlas Venture Fund VIII, L.P., Atlas Venture Associates VIII, L.P. and Atlas Venture Associates VIII, Inc. pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2009.

/s/ Peter Barrett Peter Barrett

/s/ Axel Bichara Axel Bichara

/s/ Jeffrey Fagnan Jeffrey Fagnan

/s/ Jean-Francois Formela Jean-Francois Formela

/s/ Christopher Spray Christopher Spray

Page 8 of 8 pages